Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise indicated or the context otherwise requires, all references in this document to “On,” “On Holding AG,” the “Company,” “we,” “our,” “ours,” “us,” or similar terms refer to On Holding AG and its consolidated subsidiaries.
The following discussion of our financial condition and results of operations should be read in conjunction with the unaudited consolidated financial information, included as an appendix to this management's discussion and analysis of financial condition and results of operations, as well as our audited financial statements and the notes thereto, and the section titled "Risk Factors," each of which appear in our annual report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission ("SEC") on March 12, 2024 ("Annual Report"). As discussed in the section titled "Special Note Regarding Forward-Looking Statements," the following management's discussion and analysis contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those identified below in such section. The unaudited consolidated financial information as of March 31, 2024 and for the three-month periods ended March 31, 2024 and 2023 were prepared in accordance with IFRS Accounting Standards ("IFRS"), as issued by the International Accounting Standards Board, and presented in Swiss Francs (CHF), the legal currency of Switzerland.
Rounding adjustments were made to some of the figures included in this document. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. With respect to financial information set out in this document, a dash (“—”) signifies that the relevant figure is available but is or has been rounded to zero.

Overview
On is a premium performance sports brand rooted in technology, design and sustainability that has built a passionate global community of fans across more than 60 countries. We focus on providing a premium product experience to customers wherever they are, and our brand resonates with our loyal customers around the world.
We believe our Swiss heritage and our focus on innovating at the cutting edge of performance, design and sustainability differentiates us from other sports brands. We are committed to creating premium products that deliver strong performance. Our relentless culture of innovation has driven us to repeatedly introduce numerous groundbreaking technologies that are designed to change the experience of running and create continuous excitement for our fans as we bring new products to market. Building off our heritage of supporting the runner, we have applied our expertise to creating performance products for a broader set of global consumers who use them in everyday life, expanding our product range beyond Performance Running to Performance Outdoor, Performance All Day, Performance Tennis and Performance Training.
On operates as a single-brand consumer products business and therefore has a single reportable segment.

Key Financial and Operating Metrics
Key highlights for the three-month period ended March 31, 2024 compared to the three-month period ended March 31, 2023 include:

•    net sales increased by 20.9% to CHF 508.2 million, or by 29.2% on a constant currency basis;
•    net sales through the direct-to-consumer (“DTC”) sales channel increased by 39.0% to CHF 190.5 million, or by 48.7% on constant currency basis;
•    net sales through the wholesale sales channel increased by 12.2% to CHF 317.7 million, or by 19.8% on constant currency basis;
•    net sales in Europe, Middle East and Africa (“EMEA”), Americas and Asia-Pacific increased by 6.1% to CHF 126.2 million, 22.0% to CHF 329.6 million and 68.6% to CHF 52.4 million, respectively;
•    net sales in EMEA, Americas and Asia-Pacific increased by 10.4%, 30.4% and 90.7% on a constant currency basis, respectively;
•    net sales from shoes, apparel and accessories increased by 21.0% to CHF 484.7 million, 16.7% to CHF 19.7 million and 36.8% to CHF 3.8 million, respectively;

•    net sales from shoes, apparel and accessories increased by 29.3%, 24.9%, 42.9% on a constant currency basis, respectively;
•    gross profit increased by 23.9% to CHF 303.3 million from CHF 244.9 million;
•    gross profit margin increased to 59.7% from 58.3%;
•    net income increased by 106.0% to CHF 91.4 million from CHF 44.4 million;
•    net income margin increased to 18.0% from 10.6%;
•    basic earnings per share (“EPS”) Class A (CHF) increased to 0.28 from 0.14;
•    diluted EPS Class A (CHF) increased to 0.28 from 0.14;
•    adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") increased by 27.0% to CHF 77.4 million from CHF 61.0 million;
•    adjusted EBITDA margin increased to 15.2% from 14.5%;
•    adjusted net income increased to CHF 106.5 million from CHF 48.8 million;
•    adjusted basic EPS Class A (CHF) increased to 0.33 from 0.15; and
•    adjusted diluted EPS Class A (CHF) increased to 0.33 from 0.15.

Key highlights as of March 31, 2024 compared to December 31, 2023 included:
•    cash and cash equivalents increased by 18.2% to CHF 584.6 million from CHF 494.6 million; and
•    net working capital was CHF 562.9 million as of March 31, 2024, which reflects an increase of 13.5% compared to December 31, 2023.

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital and net sales on a constant currency basis are non-IFRS measures used by us to evaluate our performance. Furthermore, we believe these non-IFRS measures enhance investors' understanding of our financial and operating performance from period to period because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital and net sales on a constant currency basis should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS. For a detailed description and a reconciliation to the nearest IFRS measure, see the section below titled “Non-IFRS Measures.”

Operating Results
The following table summarizes certain key operating measures for the three-month periods ended March 31, 2024 and 2023:

	Three-month period ended March 31,
(CHF in millions, except per share data)	2024	2023	% Change

Net sales	508.2	420.2	20.9%
Cost of sales	(204.9)	(175.3)	16.9%
Gross profit	303.3	244.9	23.9%
Gross profit margin	59.7%	58.3%
Selling, general and administrative expenses	(264.8)	(202.6)	30.7%
Operating result	38.5	42.3	(8.9)%
Net financial result	77.3	9.2	741.8%
Income before taxes	115.8	51.5	125.1%
Income taxes	(24.4)	(7.1)	244.3%
Net income	91.4	44.4	106.0%

Basic EPS Class A (CHF)	0.28	0.14	103.4%
Diluted EPS Class A (CHF)	0.28	0.14	103.3%

Other data(1)
Adjusted EBITDA	77.4	61.0	27.0%
Adjusted EBITDA margin	15.2%	14.5%
Adjusted net income	106.5	48.8	118.4%
Adjusted basic EPS Class A (CHF)	0.33	0.15	115.6%
Adjusted diluted EPS Class A (CHF)	0.33	0.15	115.6%
(1)    Adjusted EBITDA, adjusted EBITDA Margin, adjusted net income, adjusted basic EPS, and adjusted diluted EPS are non-IFRS measures. See section titled “Non-IFRS Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Net Sales
Net sales by sales channel
The following table presents net sales by sales channel:

	Three-month period ended March 31,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Wholesale	317.7	283.2	12.2%	19.8%
Direct-to-consumer	190.5	137.0	39.0%	48.7%
Net sales	508.2	420.2	20.9%	29.2%

Wholesale % of Net sales	62.5%	67.4%
Direct-to-consumer % of Net sales	37.5%	32.6%
Net sales %	100.0%	100.0%
(1)    The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure.

Net sales for the three-month period ended March 31, 2024 increased by CHF 88.0 million, or 20.9%, compared to the three-month period ended March 31, 2023.

Net sales generated by the wholesale sales channel for the three-month period ended March 31, 2024 increased by CHF 34.5 million, or 12.2%, to CHF 317.7 million, compared to CHF 283.2 million for the three-month period ended March 31, 2023. The increase was attributable to sustained strong demand from our wholesale partners and our continued selective door expansion, particularly with global key accounts. The wholesale growth rate was slightly more modest as a result of anticipated year-over-year dynamics. This includes the closure of a number of non-strategic wholesale partner doors in EMEA as of the beginning of 2024, as well as an elevated prior year period due to initial large-scale sell-in to new key accounts in the three-month period ended March 31, 2023. As a result of these dynamics, as well as the ongoing strategic ambition for our DTC sales channel to outgrow our wholesale sales channel, net sales generated by the wholesale sales channel as a percentage of net sales decreased to 62.5% for the three-month period ended March 31, 2024 compared to 67.4% for the three-month period ended March 31, 2023.

Net sales generated by the DTC sales channel for the three-month period ended March 31, 2024 increased by CHF 53.4 million, or 39.0%, to CHF 190.5 million, compared to CHF 137.0 million for the three-month period ended March 31, 2023. The increase was primarily driven by the continued increase in popularity and awareness of the On brand, resulting in increased traffic and transactions, both on our e-commerce platform and in our existing retail stores, with particularly strong momentum in Asia-Pacific and EMEA. Additionally, our expanding global retail footprint across all regions further contributed to the growth. Net sales generated from DTC sales as a percentage of net sales increased to 37.5% for the three-month period ended March 31, 2024 compared to 32.6% for the three-month period ended March 31, 2023.

Net sales by geography
The following table presents net sales by geographic region (based on the location of the counterparty):

	Three-month period ended March 31,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Europe, Middle East and Africa	126.2	118.9	6.1%	10.4%
Americas	329.6	270.2	22.0%	30.4%
Asia-Pacific	52.4	31.1	68.6%	90.7%
Net Sales	508.2	420.2	20.9%	29.2%

Europe, Middle East, Africa % of Net sales	24.8%	28.3%
Americas % of Net sales	64.9%	64.3%
Asia-Pacific % of Net sales	10.3%	7.4%
Net sales %	100.0%	100.0%
(1)    The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure.

Net sales increased across all geographic regions for the three-month period ended March 31, 2024, compared to the three-month period ended March 31, 2023, with Asia-Pacific showing particularly strong growth. The 22.0% increase in net sales in Americas was driven by the ongoing rise in popularity and awareness of the On brand in the region and continued strength in both channels, particularly the successful expansion of our retail stores and collaboration with key account partners. This was partially offset by the comparison period dynamics in wholesale, as a result of the large-scale sell-in to new key accounts in the three-month period ended March 31, 2023. The resulting Americas share of total net sales was 64.9%. The 6.1% increase in EMEA was driven by strong growth in our DTC channel across all sub-regions, particularly in the United Kingdom and Germany. The overall growth rate in EMEA was slightly more modest as a result of the discontinuation of certain non-strategic wholesale partnerships in the region which were still served in the comparable period in 2023. Net sales growth of 68.6% in Asia-Pacific was primarily driven by strong sales growth in China and Japan across both channels, with the DTC channel showing particularly strong growth.

Net sales by product
The following table presents net sales by product group:

	Three-month period ended March 31,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Shoes	484.7	400.5	21.0%	29.3%
Apparel	19.7	16.9	16.7%	24.9%
Accessories	3.8	2.8	36.8%	42.9%
Net Sales	508.2	420.2	20.9%	29.2%

Shoes % of Net sales	95.4%	95.3%
Apparel % of Net sales	3.9%	4.0%
Accessories % of Net sales	0.7%	0.7%
Net sales %	100.0%	100.0%
(1)    The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure.

Net sales increased across all product groups during the three-month period ended March 31, 2024 compared to the three-month period ended March 31, 2023. The 21.0% increase in net sales for shoes was driven by a combination of new product launches, updates to existing models, and the continuity of successful products carrying over from previous seasons. Growth was primarily driven by our Performance Running and Performance Outdoor verticals.

The 16.7% increase in net sales in apparel during the three-month period ended March 31, 2024, compared to the three-month period ended March 31, 2023 was driven by growth in our Run and Trail collections. This growth was particularly strong across our DTC sales channel. The overall growth rate was slightly more modest as a result of one-time measures taken in connection with the launches of updated apparel collections with new sizing during the three-month period ended March 31, 2024. Measures taken included taking back items from wholesale channel partners in the interest of promoting the new collections and offer consistent sizing options in our wholesale partner stores.

Accessories increased by 36.8% compared to the three-month period ended March 31, 2023.

Gross Profit

	Three-month period ended March 31,
(CHF in millions)	2024	2023	% Change

Gross profit	303.3	244.9	23.9%
Gross profit margin	59.7%	58.3%

Cost of sales increased during the three-month period ended March 31, 2024 by CHF 29.5 million, or 16.9%, to CHF 204.9 million, compared to CHF 175.3 million during the three-month period ended March 31, 2023. Gross profit was CHF 303.3 million for the three-month period ended March 31, 2024, representing a gross profit margin of 59.7%, compared to CHF 244.9 million for the three-month period ended March 31, 2023, representing a gross profit margin of 58.3%. The increase in gross profit margin is mainly driven by a higher share of net sales through the DTC channel and reduced freight costs during the three-month period ended March 31, 2024. This was partially offset by slightly higher airfreight usage during the three-month period ended March 31, 2024, compared to the historically low levels during the three-month period ended March 31, 2023.

Selling, General and Administrative ("SG&A") Expenses

	Three-month period ended March 31,
(CHF in millions)	2024	2023	% Change

Net sales	508.2	420.2	20.9%
Distribution expenses	(70.8)	(59.2)	19.7%
Selling expenses	(34.4)	(27.7)	24.3%
Marketing expenses	(61.5)	(44.6)	38.1%
Share-based compensation	(16.8)	(4.9)	240.9%
General and administrative expenses	(81.3)	(66.3)	22.6%
SG&A expenses	(264.8)	(202.6)	30.7%
Less share-based compensation	(16.8)	(4.9)	240.9%
SG&A expenses (excluding share-based compensation)	(248.0)	(197.7)	25.4%

Distribution expenses % of Net sales	13.9%	14.1%
Selling expenses % of Net sales	6.8%	6.6%
Marketing expenses % of Net sales	12.1%	10.6%
Share-based compensation % of Net sales	3.3%	1.2%
General and administrative expenses % of Net sales	16.0%	15.8%
SG&A expenses % of Net sales	52.1%	48.2%
SG&A (excluding share-based compensation) % of Net sales	48.8%	47.0%

SG&A expenses for the three-month period ended March 31, 2024 increased by CHF 62.2 million, or 30.7%, to CHF 264.8 million, compared to CHF 202.6 million for the three-month period ended March 31, 2023. Excluding share-based compensation, SG&A expenses as a percentage of net sales increased to 48.8% in the three-month period ended March 31, 2024 compared to 47.0% for the three-month period ended March 31, 2023.

The drivers for the fluctuations in SG&A expenses, mostly denominated as a percentage of net sales, can be summarized as follows:
•    Distribution expenses as a percentage of net sales decreased to 13.9% during the three-month period ended March 31, 2024 compared to 14.1% during the three-month period ended March 31, 2023. This was primarily due to lower warehousing costs resulting from the non-recurrence of expenses for temporary additional warehouse capacity incurred during the three-month period ended March 31, 2023.
•    Selling expenses as a percentage of net sales slightly increased to 6.8% during the three-month period ended March 31, 2024 compared to 6.6% during the three-month period ended March 31, 2023. The increase was primarily driven by additional expenses incurred as a result of our expanding retail footprint.
•    Marketing expenses as a percentage of net sales increased to 12.1% during the three-month period ended March 31, 2024 compared to 10.6% during the three-month period ended March 31, 2023. The increase was primarily driven by higher marketing spend on upper funnel brand building initiatives and brand partnerships.
•    Share-based compensation expenses increased by CHF 11.9 million to CHF 16.8 million during the three-month period ended March 31, 2024 from CHF 4.9 million during the three-month period ended March 31, 2023. The increase was driven by issued grants during the course of 2023 as well as the first quarter of 2024 with ongoing vesting periods as well as increased provisions for equity related social charges.
•    General and administrative expenses as a percentage of net sales increased to 16.0% during the three-month period ended March 31, 2024 compared to 15.8% during the three-month period ended March 31, 2023. This increase was primarily due to higher expenses for software development projects.

Depreciation and Amortization

	Three-month period ended March 31,
(CHF in millions)	2024	2023	% Change

Depreciation and amortization	(22.1)	(13.8)	60.6%
Depreciation and amortization % of Net sales	4.4%	3.3%

Depreciation and amortization expenses during the three-month period ended March 31, 2024 increased by CHF 8.3 million, or 60.6%, to CHF 22.1 million, compared to CHF 13.8 million during the three-month period ended March 31, 2023. Thereof, depreciation and amortization expenses attributable to owned assets increased by CHF 1.8 million as a result of office and retail expansion, mainly related to furniture and fixtures, production tools and leasehold improvements. In addition, depreciation and amortization expenses attributable to right of use assets increased by CHF 6.5 million as a result of the enhanced warehouse and distribution facilities, as well as the expansion of our retail stores.

Net Financial Result

	Three-month period ended March 31,
(CHF in millions)	2024	2023	% Change

Financial income	5.4	2.1	156.7%
Financial expenses	(4.9)	(1.7)	186.1%
Foreign exchange results	76.8	8.8	773.0%
Net financial result	77.3	9.2	741.8%

Financial income for the three-month period ended March 31, 2024 increased by CHF 3.3 million, or 156.7%, to CHF 5.4 million, compared to CHF 2.1 million for the three-month period ended March 31, 2023. The increase was primarily driven by our short-term investments and increased interest rates.

Financial expenses for the three-month period ended March 31, 2024 increased by CHF 3.2 million, or 186.1%, to CHF 4.9 million, compared to CHF 1.7 million for the three-month period ended March 31, 2023 driven by increased bank charges mainly due to the commitment fees paid for the credit facility (as defined below) and an increase in interest expenses for lease contracts.

Foreign exchange results for the three-month period ended March 31, 2024 increased by CHF 68.0 million to CHF 76.8 million, compared to CHF 8.8 million for the three-month period ended March 31, 2023. The positive foreign exchange results are primarily due to the positive revaluation effect of our monetary assets at the period end closing exchange rate, in particular, the CHF/USD exchange rate.

Income Taxes

	Three-month period ended March 31,
(CHF in millions)	2024	2023	% Change

Current income taxes	(10.5)	(15.6)	(32.6)%
Deferred income taxes	(13.9)	8.5	263.2%
Income taxes	(24.4)	(7.1)	244.3%

Income taxes increased during the three-month period ended March 31, 2024 by CHF 17.3 million to CHF 24.4 million, compared to income taxes of CHF 7.1 million during the three-month period ended March 31, 2023. The effective income tax rate was 21.1% for the three-month period ended March 31, 2024 compared to 13.8% for the three-month period ended March 31, 2023. The increase in the effective tax rate was mainly driven by lower effectiveness of certain tax incentives and an increase in non-deductible share-based compensation expenses.

Liquidity and Capital Resources
Our primary need for liquidity is to fund working capital requirements, capital expenditures, lease obligations and for general corporate purposes. We finance our liquidity needs using a combination of cash and cash equivalents balances, cash provided from operating activities and, to a lesser extent, available borrowings under the credit facility (refer to section titled "Indebtedness" for additional information).

Cash Flows

	Three-month period ended March 31,
(CHF in millions)	2024	2023	Change

Cash inflow / (outflow) from operating activities	81.0	(0.6)	81.6
Cash (outflow) from investing activities	(9.1)	(9.7)	0.6
Cash (outflow) from financing activities	(13.1)	(3.8)	(9.3)

Cash and cash equivalents at the beginning of the period	494.6	371.0	123.6
Change in cash and cash equivalents	58.8	(14.1)	73.0
Net impact of foreign exchange rate differences	31.1	4.4	26.7
Cash and cash equivalents at the end of the period (1)	584.6	361.3	223.3
(1)    Cash and cash equivalents as of March 31, 2023 includes restricted cash in the amount of CHF 131.5 million provided for a bank guarantee associated with a lease commitment. No restricted cash is held as of March 31, 2024.

Operating activities
Cash inflow / (outflow) from operating activities for the three-month period ended March 31, 2024 increased by CHF 81.6 million to CHF 81.0 million, compared to CHF (0.6) million for the three-month period ended March 31, 2023. This increase is driven by favorable changes in working capital of CHF 82.8 million, when comparing the changes between the three-month periods ended March 31, 2024 and March 31, 2023, primarily due to favorable changes in inventories. The remaining difference is attributed to various other offsetting increases and decreases. The favorable change in working capital related to inventories is mainly a result of actively managing inventory levels and the commitment to decouple inventory growth from overall net sales growth.

Investing activities
Cash outflow from investing activities for the three-month period ended March 31, 2024 decreased by CHF 0.6 million to CHF 9.1 million, compared to CHF 9.7 million for the three-month period ended March 31, 2023.

Financing activities
Cash outflow from financing activities for the three-month period ended March 31, 2024 increased by CHF 9.3 million to CHF 13.1 million, compared to CHF 3.8 million for the three-month period ended March 31, 2023. The increase is driven by higher repayments of lease liabilities of CHF 6.7 million due to a higher lease liability balance resulting from new warehouse, office, and retail store leases.

Net Working Capital
Net working capital is a financial measure that is not defined under IFRS. We use, and believe that certain investors and analysts use, this information to assess liquidity and management use of net working capital resources. We define net working capital as trade receivables, plus inventories, minus trade payables. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS.
Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

	As of March 31,	As of December 31,
(CHF in millions)	2024	2023	% Change

Accounts receivables	290.1	204.8	41.7%
Inventories	365.3	356.5	2.5%
Trade payables	(92.5)	(65.1)	42.1%
Net working capital	562.9	496.2	13.5%

Capital Management

	As of March 31,	As of December 31,
(CHF in millions, except share and per share data)	2024	2023	% Change

As of March 31, 2024: CHF 0.10 nominal value, 299,998,125 Class A Ordinary Shares issued of which 284,757,086 were outstanding As of December 31, 2023: CHF 0.10 nominal value, 299,998,125 Class A Ordinary Shares issued of which 284,215,277 were outstanding	30.0	30.0	—%
As of March 31, 2023: CHF 0.01 nominal value, 345,437,500 Class B voting rights shares issued and outstanding	3.5	3.5	—%
Share capital	33.5	33.5	—%
Treasury shares	(26.7)	(26.7)	(0.1)%
Share premium	756.9	756.9	—%
Statutory reserves	44.6	42.3	5.4%
Equity transaction costs	(8.7)	(8.7)	—%
Tax impact on equity transaction costs	1.3	1.3	—%
Share-based compensation	358.9	349.1	2.8%
Capital reserves	1,152.9	1,140.8	1.1%
Other reserves	(4.9)	(9.8)	(49.7)%
Retained earnings / (losses)	28.0	(63.3)	144.3%
Equity	1,182.8	1,074.5	10.1%

	Class A Shares	Class B Shares

Shares issued and outstanding as of January 1, 2024	284,215,277	345,437,500
Sale of treasury shares related to share-based compensation	542,712	—
Purchase of treasury shares	(903)	—
Shares issued and outstanding as of March 31, 2024(1)	284,757,086	345,437,500

Awards granted under various incentive plans not yet exercised or distributed as of March 31, 2024(2)	3,079,822	—
Awards granted under various incentive plans with dilutive effects as of March 31, 2024	2,929,914	11,812,597
(1)    As of March 31, 2024 there were 15,241,039 treasury shares held by On (March 31, 2023: 17,186,260).
(2)    These awards require little or no further consideration to be exercised, and as such, have been included in the weighted average number of ordinary shares outstanding used to calculate Basic EPS as of March 31, 2024.

Share-based compensation

As of March 31, 2024, On has recognized an increase in shareholders' equity in the balance sheet of CHF 9.8 million for share-based compensation incurred during the three-month period ending March 31, 2024.
For the three-month period ended March 31, 2024, we have recognized a share-based compensation charge of CHF 16.8 million pursuant to the following share-based compensation plans and programs for select employees including our group executive team and senior management team, which account for a part of the increase:

• Compensation of non-executive members of our board of directors
• Long Term Incentive Plan 2021

Share-based payments are valued based on the grant date fair value of these awards and recorded over the corresponding vesting period.

Indebtedness
On July 7, 2023, On entered into a CHF 700 million multicurrency credit facility agreement ("credit facility") which replaced our bank overdraft facilities previously reported. On has an option to increase the total availability of borrowings under the credit facility in an aggregate amount of up to CHF 200 million, subject to the satisfaction of certain customary conditions. We entered into the credit facility as part of our prudent financial planning strategy to create future financial flexibility to better align with the size and maturity of the Company. The proceeds of any borrowings under the credit facility may be used towards the financing of working capital requirements and for general corporate purposes, including the roll-in of certain existing bank guarantees and the issuance of new bank guarantees. The credit facility has an initial term of three years and may be extended twice for a period of one year each time.
As of March 31, 2024 and December 31, 2023, we have not drawn cash from the credit facility, and we do not currently expect to do so in the near term. As of March 31, 2024, we are using the credit facility to provide guarantees and letters of credit, as further discussed in the section titled "Off-Balance Sheet Arrangements."
The credit facility also contains financial covenants that depend on our consolidated equity as well as our net debt to adjusted EBITDA ratio. As of and during the three-months ended March 31, 2024, we were in compliance with all covenants under the credit facility.
Further, as of March 31, 2024, trade receivables and inventories with a carrying value of CHF 245.6 million and CHF 224.9 million, respectively, were pledged in relation to the credit facility.

Contractual Obligations and Commitments
There were no material changes outside of the ordinary course of business during the three-months ended March 31, 2024 to the contractual obligations and commitments reported in our Annual Report, with the exception of the items discussed below.
Lease commitments: As of March 31, 2024, total lease commitments are CHF 339.2 million, with CHF 10.1 million, CHF 132.0 million, and CHF 197.2 million due in less than one year, between one to five years, and more than five years, respectively. The decrease in total lease commitments as of March 31, 2024 compared to December 31, 2023 relates primarily to a new highly-automated warehouse in the United States ("Atlanta warehouse"), which became partially operational during the three months ended March 31, 2024.
Lease liabilities: As of March 31, 2024, total lease liabilities are CHF 379.8 million, with CHF 65.7 million, CHF 191.7 million, and CHF 122.4 million due in less than one year, between one to five years, and more than five years, respectively. The total increase as of March 31, 2024 compared to December 31, 2023 relates primarily to the Atlanta warehouse and other additional warehouse, office, and retail store leases.

Off-Balance Sheet Arrangements
As of March 31, 2024 and December 31, 2023, we provided guarantees and letters of credit in the amount of CHF 168.9 million and CHF 155.6 million in favor of third parties, respectively. Of the total guarantee outstanding as of March 31, 2024 and and December 31, 2023, CHF 168.6 million and CHF 155.3 million, respectively, relates to our credit facility, as discussed in the section titled "Indebtedness." Other than those items disclosed here and elsewhere in this document, we do not have any material off-balance sheet arrangements or commitments as of March 31, 2024.

Non-IFRS Measures
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital, and net sales on a constant currency basis are financial measures that are not defined under IFRS.
We use these non-IFRS measures when evaluating our performance, including when making financial and operating decisions, and as a key component in the determination of variable incentive compensation for employees. We believe that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS measures enhance investor understanding of our financial and operating performance from period to period, because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. In particular, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income and net working capital are measures commonly used by investors to evaluate companies in the sportswear industry.
However, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital, and net sales on a constant currency basis should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. The tables below reconcile each non-IFRS measure to its most directly comparable IFRS measure.

Adjusted EBITDA and Adjusted EBITDA Margin
The table below provides a reconciliation between net income and adjusted EBITDA for the periods presented. Adjusted EBITDA margin is equal to adjusted EBITDA for the period presented as a percentage of net sales for the same period.

	Three-month period ended March 31,
(CHF in millions)	2024	2023	% Change

Net income	91.4	44.4	106.0%
Exclude the impact of:
Income taxes	24.4	7.1	244.3%
Financial income	(5.4)	(2.1)	156.7%
Financial expenses	4.9	1.7	186.1%
Foreign exchange result	(76.8)	(8.8)	773.0%
Depreciation and amortization	22.1	13.8	60.6%
Share-based compensation (1)	16.8	4.9	240.9%
Adjusted EBITDA	77.4	61.0	27.0%
Adjusted EBITDA margin	15.2%	14.5%	5.0%
(1)    Management excludes share-based compensation expenses as we do not consider these expenses reflective of our ongoing operations and performance.

Adjusted Net Income, Adjusted Basic EPS and Adjusted Diluted EPS
We use adjusted net income, adjusted basic EPS and adjusted diluted EPS as measures of operating performance in conjunction with related IFRS measures.
Adjusted basic EPS is used in conjunction with other non-IFRS measures and excludes certain items (as listed below) in order to increase comparability of the metric from period to period, which we believe makes it useful for management, our audit committee and investors to assess our financial performance over time.
Adjusted diluted EPS is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period on a fully diluted basis. For the purpose of operational performance measurement, we calculate adjusted net income, adjusted basic EPS and adjusted diluted EPS in a manner that fully excludes the impact of any costs related to share-based compensation and includes the tax effect on the tax-deductible portion of the non-IFRS adjustments.

The table below provides a reconciliation between net income and adjusted net income, adjusted basic EPS and adjusted diluted EPS for the periods presented:

	Three-month period ended March 31,
(CHF in millions, except share and per share data)	2024	2024	2023	2023
	Class A	Class B	Class A	Class B

Net income	81.6	9.8	39.5	4.8
Exclude the impact of:
Share-based compensation (1)	15.0	1.8	4.4	0.5
Tax effect of adjustments(2)	(1.5)	(0.2)	(0.5)	(0.1)
Adjusted net income	95.1	11.4	43.5	5.3

Weighted number of outstanding shares	287,651,434	345,437,500	283,522,941	345,437,500
Weighted number of shares with dilutive effects	3,356,157	11,812,592	3,290,072	10,412,977
Weighted number of outstanding shares (diluted and undiluted)(3)	291,007,591	357,250,092	286,813,013	355,850,477

Adjusted basic EPS (CHF)	0.33	0.03	0.15	0.02
Adjusted diluted EPS (CHF)	0.33	0.03	0.15	0.02
(1)    Management excludes share-based compensation expenses as we do not consider these expenses reflective of our ongoing operations and performance.
(2)    The tax effect has been calculated by applying the local tax rate on the tax-deductible portion of the respective adjustments.
(3)    Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate Adjusted EPS as Adjusted net income for such periods.

Net Sales on a Constant Currency Basis
Net sales on a constant currency basis is a non-IFRS measure which represents current period results that have been retranslated using exchange rates used in the prior year comparative period. We provide constant currency percent change in net sales within our "Key Financial and Operating Metrics" and "Operating Results" sections, to enhance the visibility of the underlying growth rate of net sales, excluding the impact of foreign currency exchange rate fluctuations.

New Accounting Pronouncements
On April 9, 2024, the International Accounting Standards Board ("IASB") has issued IFRS 18 – Presentation and Disclosures in Financial Statements that will replace International Accounting Standards ("IAS") 1 – Presentation of Financial Statements from its effective date. IFRS 18 introduces new requirements for information presented in the primary financial statements and disclosed in the notes. The accounting standard introduces three new defined categories for income and expenses - operating, investing and financing, and requires all companies to provide certain new defined subtotals. IFRS 18 also requires companies to disclose explanations of company-specific measures that are related to the income statement, referred to as management-defined performance measures. Moreover, the accounting standard sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes and requires companies to provide more transparency about operating expenses. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, but early adoption is permitted. On is evaluating the impact of this standard.
With the exception of IFRS 18, there have been no material changes related to recently issued or adopted accounting standards from those disclosed in our consolidated financial statements for the year ended December 31, 2023, included in our Annual Report, available at www.sec.gov.

Critical Accounting Policies
There have been no material changes to the key estimates, assumptions and judgments from those disclosed in our consolidated financial statements for the year ended December 31, 2023 included in our Annual Report, available at www.sec.gov.

Risk Factors
There have been no material changes to the risk factors as set out in our Annual Report, available at www.sec.gov.

Special Note Regarding Forward-Looking Statements
This management's discussion and analysis contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. Many of the forward-looking statements contained in this management’s discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “continue,” “could,” “expect,” “estimate,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “target,” “will,” “would,” and “should,” among others.
Among other things, On’s quotations from management in the press releases and other written materials, as well as On’s strategic and operational plans, contain forward-looking statements. On may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements appear in a number of places in this management’s discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management.
Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section titled “Risk Factors” in our Annual Report. These risks and uncertainties include factors relating to: the strength of our brand and our ability to maintain our reputation and brand image; our ability and the ability of our independent manufacturers and other suppliers to follow responsible business practices; our ability to implement our growth strategy; the concentration of our business in a single, discretionary product category, namely footwear, apparel and accessories; our ability to continue to innovate and meet consumer expectations; changes in consumer tastes and preferences including in products and sustainability, and our ability to connect with our consumer base; our generation of net losses in the past and potentially in the future; our limited operating experience in new markets; our ability to open new stores at locations that will attract customers to our premium products; our ability to compete and conduct our business in the future; health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic; general economic, political, demographic and business conditions worldwide, including geopolitical uncertainty and instability, such as the Russia-Ukraine or Israel-Hamas conflicts and shipping disruptions in the Red Sea and surrounding waterways; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; our ability to strengthen and grow our DTC channel; our ability to address climate related risks; our ability to execute and manage our sustainability strategy and achieve our sustainability-related goals and targets, including sustainable product offerings, including investor and customer scrutiny; our third-party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; supply chain disruptions, inflation and increased costs in supplies, goods and transportation; the availability of qualified personnel and the ability to retain such personnel, including our extended founder team; our ability to accurately forecast demand for our products and manage product manufacturing decisions; our ability to distribute products through our wholesale channel; changes in commodity, material, labor, distribution and other operating costs; our international operations; our ability to protect our intellectual property and defend against allegations of violations of third-party intellectual property by us; cybersecurity incidents and other disruptions to our information technology ("IT") systems; increased hacking activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine; our reliance on complex IT systems; our ability to adopt generative artificial intelligence ("AI") technologies in our operations; financial accounting and tax matters; our ability to maintain effective internal control over financial reporting; the potential impact of, and our compliance with, new and existing laws and regulations; other factors that may affect our financial condition, liquidity and results of operations; and other risks and uncertainties set out in filings made from time to time with the SEC and available at www.sec.gov, including, without limitation, our most recent reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.
Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Appendix: Consolidated Financial Information

Consolidated interim statements of income
(unaudited)

	Three-month period ended March 31,
(CHF in millions, except per share data)	2024	2023

Net sales	508.2	420.2
Cost of sales	(204.9)	(175.3)
Gross profit	303.3	244.9
Selling, general and administrative expenses	(264.8)	(202.6)
Operating result	38.5	42.3
Financial income	5.4	2.1
Financial expenses	(4.9)	(1.7)
Foreign exchange result	76.8	8.8
Income before taxes	115.8	51.5
Income taxes	(24.4)	(7.1)
Net income	91.4	44.4
Earnings per share
Basic EPS Class A (CHF)	0.28	0.14
Basic EPS Class B (CHF)	0.03	0.01

Diluted EPS Class A (CHF)	0.28	0.14
Diluted EPS Class B (CHF)	0.03	0.01

Consolidated interim statements of comprehensive income
(unaudited)

	Three-month period ended March 31,
(CHF in millions)	2024	2023

Net income	91.4	44.4
Foreign currency translation effect	4.9	0.4
Taxes on foreign currency translation effect	—	—
Items that will be reclassified to income statement when specific conditions are met	4.9	0.4
Other comprehensive income, net of tax	4.9	0.4
Total comprehensive income	96.2	44.7

Consolidated interim balance sheets
(unaudited)

(CHF in millions)	3/31/2024	12/31/2023

Cash and cash equivalents	584.6	494.6
Trade receivables	290.1	204.8
Inventories	365.3	356.5
Other current financial assets	31.5	34.2
Other current operating assets	88.6	61.2

Current assets	1,360.1	1,151.3

Property, plant and equipment	97.7	93.6
Right-of-use assets	311.0	214.0
Intangible assets	63.1	64.6
Deferred tax assets	55.1	69.5

Non-current assets	526.8	441.7

Assets	1,886.9	1,593.0

Trade payables	92.5	65.1
Other current financial liabilities	73.8	53.4
Other current operating liabilities	209.1	156.4
Current provisions	14.6	7.1
Income tax liabilities	19.1	23.5

Current liabilities	409.1	305.6

Employee benefit obligations	2.6	2.2
Non-current provisions	10.9	10.0
Other non-current financial liabilities	272.9	190.3
Deferred tax liabilities	8.7	10.5

Non-current liabilities	295.1	212.9

Share capital	33.5	33.5
Treasury shares	(26.7)	(26.7)
Capital reserves	1,152.9	1,140.8
Other reserves	(4.9)	(9.8)
Retained earnings / (losses)	28.0	(63.3)

Equity	1,182.8	1,074.5

Equity and liabilities	1,886.9	1,593.0

Consolidated interim statements of cash flows
(unaudited)

	Three-month period ended March 31,
(CHF in millions)	2024	2023

Net income	91.4	44.4
Share-based compensation	9.8	2.3
Employee benefit expenses / (income)	0.5	(3.3)
Depreciation and amortization	22.1	13.8
Loss on disposal of assets	—	0.3
Interest income and expenses	(2.1)	(0.9)
Net exchange differences	(72.5)	(8.9)
Income taxes	24.4	7.1
Change in provisions	7.8	3.2
Change in working capital	(24.4)	(107.2)
Trade receivables	(71.9)	(61.6)
Inventories	21.5	(64.9)
Trade payables	26.0	19.3
Change in other current assets / liabilities	33.5	48.9
Interest received	5.2	2.0
Income taxes paid	(14.7)	(2.1)
Cash inflow / (outflow) from operating activities	81.0	(0.6)

Purchase of tangible assets	(8.0)	(8.6)
Purchase of intangible assets	(1.1)	(1.2)
Cash outflow from investing activities	(9.1)	(9.7)

Payments of lease liabilities	(11.7)	(4.9)
Sale of treasury shares related to share-based compensation	1.7	2.2
Interest paid	(3.1)	(1.0)
Cash (outflow) from financing activities	(13.1)	(3.8)

Change in cash and cash equivalents	58.8	(14.1)
Cash and cash equivalents balance at beginning of the year	494.6	371.0
Net impact of foreign exchange rate differences	31.1	4.4
Cash and cash equivalents balance at end of the period	584.6	361.3

Consolidated interim statements of changes in equity
(unaudited)

(CHF in millions)	Share capital	Treasury shares	Capital reserves	Other reserves	Retained earnings / (losses)	Total equity

Balance as of December 31, 2022	33.5	(26.1)	1,105.1	—	(142.9)	969.5
Net income	—	—	—	—	44.4	44.4
Other comprehensive income	—	—	—	0.4	—	0.4
Comprehensive income for the three months ended March 31, 2023	—	—	—	0.4	44.4	44.7

Share-based compensation	—	—	2.3	—	—	2.3
Sale of treasury shares	—	0.1	2.6	—	—	2.7
Purchase of treasury shares	—	(0.1)	—	—	—	(0.1)
Tax impact on transactions with treasury shares	—	—	(0.4)	—	—	(0.4)
Balance as of March 31, 2023	33.5	(26.1)	1,109.6	0.4	(98.5)	1,018.7

Balance as of December 31, 2023	33.5	(26.7)	1,140.8	(9.8)	(63.3)	1,074.5
Net income	—	—	—	—	91.4	91.4
Other comprehensive income	—	—	—	4.9	—	4.9
Comprehensive income for the three months ended March 31, 2024	—	—	—	4.9	91.4	96.2

Share-based compensation	—	—	9.8	—	—	9.8
Sale of treasury shares	—	0.1	2.6	—	—	2.7
Purchase of treasury shares	—	—	—	—	—	—
Tax impact on transactions with treasury shares	—	—	(0.3)	—	—	(0.3)
Balance as of March 31, 2024	33.5	(26.7)	1,152.9	(4.9)	28.0	1,182.8